Filed by: Columbia Banking System, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Umpqua Holdings Corporation

Commission File No.: 001-34624

This filing relates to the proposed transaction between Umpqua Holdings Corporation (“Umpqua”) and Columbia Banking System, Inc. (“Columbia”) pursuant to the Agreement and Plan of Merger, dated as of October 11, 2021, by and among Umpqua, Columbia and Cascade Merger Sub, Inc.

NASDAQ - COLB 3Q 2021 Boise, Idaho Forward Looking Statements This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “expected,” “anticipate”, “continue,” or other comparable words. In addition, all statements other than statements of historical facts that address activities that Columbia expects or anticipates will or may occur in the future are forward-looking statements. Readers are encouraged to read the SEC reports of Columbia, particularly its most recently filed form 10-K, for meaningful cautionary language discussing why actual results may vary materially from those anticipated by management.

Strategic Updates 2 Lake Coeur d'Alene, Idaho

3

Creating a West Coast Franchise Unlike Any Other

Combined company deepens its foothold in the Northwest and California...

$50bn assets	**15%** 2023E ROATCE
44% non-interest bearing deposits	**23% / 25%** GAAP / core cash[1] EPS accretion to Columbia[2]
80% commercial loans	**8% / 11%** GAAP / core cash[1] EPS accretion to Umpqua[2]

Washington	Oregon	California
$15.3bn deposits	**$16.4bn** deposit	**$9.5bn** deposits
$82K median household income	**$70K** median household income	**$83K** median household income
~7.8mm population	**~4.3mm** population	**~39.7mm** population

...creating a West Coast regional powerhouse



WA
MT
OR
ID
NV
UT
CA
AZ
Spokane
Tacoma
Kennewick
Helena
Portland
Boise
Salt Lake City
Carson City
Sacramento
San Francisco
Los Angeles
Long Beach
San Diego
Phoenix
Seattle
Redding
(153)
(217)

Synergies anticipated to drive growth in loans, deposits, and fee-based products and services*

- ✓ Dramatically increases delivery channel for small business lending as Umpqua locations bring upwards of 120 new communities within 19 new MSA's to Columbia, whos small business lending expertise is executed through its branch network
- ✓ The combination increases market density within thriving Idaho markets, moving the pro forma bank to No. 10 deposit market share position
- ✓ The natural compatibility between specific lending verticals, like leasing from Umpqua and healthcare from Columbia, is expected to provide enhanced opportunity for relationship development and growth
- ✓ Synergies in free-generating businesses, like Wealth Management and Home Lending, are anticipated to provide additional avenues to grow revenue above expectations
- ✓ Scale and associated cost synergies are expected to increase the potential to execute net-revenue generating opportunities, like the organic expansion into new Western markets from a lending perspective and in existing markets, like Southern California, from a deposit-gathering perspective

Source: S&P Global Market Intelligence; FactSet; Company filings.
*Revenue synergies are anticipated but not modeled in EPS accretion guidance.
Note: Market data as of October 9, 2021; Financial data as of quarter ended June 30, 2021; Pro forma financial data shown for 2023 with fully phased-in cost savings for illustrative purposes; Pro forma for Columbia's completed acquisition of Bank of Commerce.
[1] Core cash EPS excludes standalone intangible amortization, pro forma CDI amortization, amortization of non-PCD fair value mark and amortization of other fair value marks.
[2] EPS accretion does not assume pro forma excess capital is used for pro forma share repurchases.

4

Current Priorities: Integration and Growth • The top priorities at Columbia and Umpqua are to prepare and execute the seamless integration of our two banks following the closing without disrupting the growth momentum that began in 2H 2020 and that continues to build through the current quarter and into 2023. • The establishment of the Integration Management Office (IMO) enables our respective front lines to remain focused on what they do best: generating balanced growth in loans, deposits, and fee-based products and services. Integration Update Growth Update • We established the IMO to lead our integration, track • Following the pandemic-driven slow-down in non-PPP loan against key milestones, and ultimately ensure a seamless generation, each of Columbia and Umpqua re- experience for our teams and clients. established growth momentum in 2H 2020. ◦ The IMO leadership team includes senior executive • Non-PPP loan growth at each bank accelerated in 2021 and leadership from both banks representing operations, held strong in Q3 2021 at an upper-single-digit level. Each of technology, finance, legal & regulatory, communications, the companies’ pipelines and quarter-to-date activity and project management. support our expectations for strong finishes to the year ◦ The separation of integration responsibilities from our and a favorable outlook into 2023 at each of our growth initiatives is expected to enable Columbia’s and respective banks. Umpqua’s bankers to continue to operate separately • We expect product synergies and our larger pro forma and seamlessly ahead of the transaction’s anticipated balance sheet, alongside the proven success of relationship- close. driven operation models at Columbia and Umpqua, to support a favorable growth profile at our combined organization following our anticipated mid-2022 deal close. • See Appendix for a numerical example of the power we expect our larger pro forma balance sheet to support following closing. 5

Revenue: Scale Expected to Enhances Opportunities Our combination enables us to: • Lend with a bigger balance sheet ◦ Magnifies the opportunity to grow the loan book as it reduces the need to participate out larger deals, favorably impacting new business and enabling the expansion of existing client relationships. ◦ Increases customer retention as small business customers can travel with us from inception through their corporate lending needs, which limits the number of customers who “grow-up” out of the bank. ◦ Enhances loan portfolio granularity and diversification, which supports the pro forma bank’s risk profile and presents additional opportunities to expand existing verticals (e.g., healthcare and leasing). • Invest in net-revenue generating business opportunities given expected enhanced profitability ◦ Increases ability to explore new risk-appropriate verticals that provide attractive returns and further balance sheet diversification (e.g., the addition of a new national vertical without shifting away from our local strategy). ◦ Opens opportunities to organically expand into other Western markets as the larger bank is expected to be attractive to sophisticated customers and the talent needed to serve them. • Grow non-interest, non-mortgage fee income by expanding relationships with combined customer base ◦ Broadens overall Wealth Management reach by extending Columbia Trust and Columbia Bank Financial Services across the combined client base. ◦ Generates additional opportunities to deepen relationships as data science capabilities from Umpqua that provide customer behavior analysis are applied across a broader customer base. For example, analytics uncover a customer who makes routine, large deposits and does not use treasury management services: this provides a “Smart Lead” to a banker to improve customer satisfaction while generating additional income for the bank. 6

Third Quarter 2021 Performance 7 Cedar Street Bridge, Sandpoint, Idaho

OVERVIEW OF COLUMBIA BANK Lasting Strength Sustained track record of driving long-term shareholder value Maintained a strong capital position with ample liquidity Seasoned acquirer with proven integration success Low-cost deposit funding base Award-winning company that is committed to the communities it serves Embedded in a strong US economic region Received a Community Reinvestment Act rating of Outstanding 8 Train Depot, Boise, Idaho

RBC and Leverage ratios are Bank Only not Consolidated OVERVIEW OF COLUMBIA BANK BRANCH CONSOLIDATIONS: By the Numbers WEST SALEM 9/1/21 SEATTLE MET PARK 9/24/21 KINGSTON 10/15/21 HOODSPORT 1/21/22 $18.6 Billion in Total Assets WILL POSSIBLY DECREASE # OF $9.5 Billion in Total Loans BRANCHES AND INCREASE CONSOLIDATIONS $16.0 Billion in Total Deposits ADD MERCHANT BRANCHES and 143 Branches MERGER IN Q4 Consolidations Branch Sales 50 Branch Consolidations 2010 2 2011 2 4 Acquisitions 2012 3 3 Branch Sales 2013 15 2014 3 3 Over past 10 years 2015 5 2016 6 (1) 13.9% Total Risk-Based Capital 2017 1 2018 7 2019 4 10.00% CB 2020 2 (1) 2021 2 will be 3 consols in Q4 8.4% Leverage Ratio 2022 5.00% CB 10 Yr Total 50 3 9 Represents Well-Capitalized Regulatory Minimum (1) Preliminary Bank Only Ratio Hot Air Balloons over Idaho

MANUALLY UPDATE THIS PAGE Continually Building Value CHANGE BOCH TO OCT 2021 IN Q4 June 2021 Announced merger with January 2010 April 2013 November 2017 Bank of Commerce Holdings Completed Two FDIC Assisted Acquisitions: Acquired: Acquired: $1.8B Assets (Closed on 10/1) Columbia River Bank $913MM Assets West Coast Bancorp $2.6B Assets Pacific Continental Corp $2.9B Assets American Marine Bank $308MM $24.19 $23.88 November 2014 May 2011 Acquired: Completed Two FDIC Assisted Acquisitions: Intermountain Community Summit Bank $131MM Assets Bancorp $964MM Assets First Heritage Bank $165MM Assets $21.07 August 2011 Completed One FDIC Assisted Acquisition: $21.72 $21.41 Bank of Whitman $438MM Assets $18.59 $18.6 $17.19 $18.84 $16.85 $16.63 $15.84 $15.92 $16.6 $15.00 $16.68 $14.71 $15.94 $15.79 $13.82 $14.1 $15.42 $14.71 $13.1 $14.62 $12.7 $14.44 $14.15 $13.29 $9.5 $9.0 $8.6 $7.2 $4.9 $4.8 $4.3 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 9/30/21 Organic Assets FDIC Acquisition Assets (1) Acquisition Assets Tangible Book Value per Common Share Adjusted Tangible Book Value per Common (1) 10 Share (1) $ in billions except per share data Non-GAAP financial measure. Refer to end of presentation for more information.

Manual update needed; (1) Return on Average Tangible Equity for the quarter of 13.82 Net interest margin of 3.64% decreased 36 bps from the prior quarter (1) Net Income ($ Millions) Pre-tax, Pre-provision Income OVERVIEW OF COLUMBIA BANK Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Totals may not foot due to rounding 2021 $52 $55 $53 $160 3Q 2021 Recap 2021 YTD $66 $66 $69 $201 $154 2020 $15 $37 $45 $58 Third quarter net income of $53.0 million; 2020 $61 $82 $64 $71 $278 diluted earnings per share of $0.74 2019 $46 $52 $51 $46 $194 (1) 2019 $59 $66 $64 $61 $250 Pre-tax, pre-provision income of $68.6 2018 $40 $42 $46 $45 $173 million for the quarter $233 2018 $55 $57 $63 $59 Strong third quarter loan production of $113 2017 $29 $27 $41 $16 $366.2 million $191 2017 $45 $42 $60 $45 (1) Operating efficiency ratio decreased to $ in millions (1) ROATCE is a non-GAAP measure. Refer to 54.4% end of the presentation for more information. Improved Operating Leverage Nonperforming assets to period-end assets 2.67% 2.61% 2.59% ratio decreased to 0.13% Earnings per Share (Diluted) 2.17% 1.93% The allowance for credit losses to total $2.68 loans decreased to 1.55% (excluding PPP $2.36 (1) $2.24 $17,636 $0.64 loans ) reflecting the anticipated improved $2.17 $15,401 economic and financial trends $13,341 $0.61 $1.90 $12,725 $0.74 $10,134 $0.23 $0.82 Declared a regular quarterly cash dividend $0.70 of $0.30 $0.63 $0.70 $0.77 $0.63 $0.71 2017 2018 2019 2020 2021 YTD $0.57 $0.47 $ in millions Average Total Assets $0.52 (1) $0.73 Core NIE/Avg Assets 11 $0.63 $0.55 $0.50 (1) Non-GAAP financial measure. Refer to end of presentation for more information. $0.20 2017* 2018 2019 2020 2021 *Due to averaging of shares, quarterly earnings per share does not add up to the total reported for the full year. $ (Millions)

Summary Income Statement $ in thousands 3Q21 2Q21 1Q21 4Q20 3Q20 (except EPS) Net Interest Income $132,540 $125,462 $123,994 $131,112 $124,726 Provision/(Recapture) for Credit Losses — (5,500) (800) (4,700) 7,400 Net Interest Income after 132,540 130,962 124,794 135,812 117,326 Provision/(Recapture) for Credit Losses Noninterest Income 23,958 22,730 23,166 23,562 22,472 Noninterest Expense 90,007 84,116 83,559 84,300 85,115 Pre-tax Net Income 66,491 69,576 64,401 75,074 54,683 Provision for Income Taxes 13,474 14,537 12,548 16,774 9,949 Net Income $53,017 $55,039 $51,853 $58,300 $44,734 (1) Pre-tax, Pre-Provision Income $68,574 $65,766 $66,360 $70,617 $64,442 EPS (Diluted) $0.74 $0.77 $0.73 $0.82 $0.63 Weighted Avg # of Diluted Shares Outstanding 71,186 71,164 71,109 70,838 70,762 ARCs for 2019 YTD (2) Acquisition Related Costs $2,192 $510 $0 $0 $0 is manual updated; currently hidden 12 (1) (2) Non-GAAP financial measure. Refer to end of presentation for more information. Acquisition Related Costs are included in Noninterest Expense, above.

Selected Balance Sheet & Ratios $ in millions Sep 30, 2021 Jun 30, 2021 Mar 31, 2021 Dec 31, 2020 Sep 30, 2020 Total Assets $18,602 $18,013 $17,335 $16,585 $16,233 Securities, Including Debt Securities, Equity Securities 6,931 6,238 5,520 5,234 4,305 & FHLB Stock Loans, Net of unearned Income 9,521 9,693 9,676 9,428 9,689 Allowance for Credit Losses 143 143 148 149 157 Goodwill & Other Intangibles 787 789 791 793 795 Deposits 15,953 15,345 14,767 13,870 13,600 Total Shareholders’ Equity 2,323 2,333 2,275 2,348 2,302 Ratios: Return on Average Assets 1.16% 1.25% 1.23% 1.42% 1.12% Return on Average Equity 8.97% 9.52% 8.84% 10.09% 7.80% (1) Return on Average Tangible Common Equity 13.82% 14.84% 13.73% 15.79% 12.41% Loans/Deposits 60% 63% 66% 68% 71% (1) Tangible Common Equity 8.62% 8.97% 8.97% 9.85% 9.76% (1) Non-GAAP financial measure. Refer to end of presentation for more information. 13

Diversified, Relationship-Centered Deposit Base 4.5% 5.0 4.6 8.2% 8.9 3Q20 3Q21 $13.6 billion $16.0 billion 19.9% 19.3 62% Business & 38% Consumer 61% Business & 39% Consumer Cost of Deposits = 4 bps Cost of Deposits = 6 bps 9.7% 10.3 9.7% 10.3% 50.7% 50.0 19.9% 19.3% Sep 30, 2020 Sep 30, 2021 Demand and other noninterest-bearing Interest-bearing demand 50.7% 50.0% Money market Savings 8.9% Interest-bearing public deposits, other than CDs Certificates of deposit, less than $250,000 8.2% Certificates of deposit, $250,000 or more CDARS®, brokered CDs, & reciprocal money markets 4.6% 4.7% 1.2% 1.5% 0.8% 0.7% 5.0% 4.5% As of Sep 30, 2020 As of Sep 30, 2021 Demand and other noninterest-bearing Interest-bearing demand Money market Savings Interest-bearing public deposits, other than CDs Certificates of deposit, less than $250,000 Certificates of deposit, $250,000 or more CD Option of IntraFi Network Deposits, 14 brokered CDs, & reciprocal money markets

Remember that Peer Group expanded in Q3 2019; Peer group Cost of Deposit when available Net Interest Margin ** 3Q19 includes 6 bps impact of approximately $300 million of public deposits that were selectively sourced to fund 3Q 19 expansion of the IRR strategy 4.33% 4.24% 4.18% 3.67% 3.56% 3.52% Historically, Deposit Costs Lag Market in Rate Environment 3.31% 3.65% 3.17% 3.47% 3.47% 3.16% 3.21% 10% $507.6 $501.8 3.25% $486.7 3.15% 3.12% 3.00% $387.7 $134.4 $133.0 $380.1 $127.4 $126.6 $125.9 5% 0% COLB Total Cost of Deposits Prime Peer Group Cost of Deposits ** 2017 2018 2019 2020 2021 YTD 3Q20 4Q20 1Q21 2Q21 3Q21 * Beginning January 2019, net interest margin (tax equivalent) and operating net interest margin (tax equivalent) were calculated using the actual number of days and on an actual/actual basis. This change was done to provide more meaningful trend information, on a quarterly basis, for our net interest margin regardless of the number of days in the quarter. Prior periods, which were previously reported on a 30/360 basis, have been restated to conform to the current basis. Operating net interest margin is a non-GAAP measure. Refer to end of presentation for additional information. Net Interest Income (tax equivalent) **1Q20 Peer Group Cost of Deposits is YTD 12/31/19 since not all peers have reported first quarter results Net Interest Margin (tax equivalent) (1) Net Interest Margin excluding PPP Loans $ in millions 15 Operating Net Interest Margin (tax equivalent) (1) Non-GAAP financial measure. Refer to end of presentation for more information.

Year-over-Year Operating Net Interest Margin 4.23% (0.03)% (0.16)% (0.21)% 0.05% 0.05% 0.11% (0.40)% Interest Rate Sensitivity Loan Duration in Years by Repricing Period 2019 PPP Bank Inv Loan Deposits Borrowings Other 2020 Balances: Actual Loans Deposits Portfolio Yields Actual (Balances in billions) $9.7 $5.4 $2.1 $0.9 $0.1 $0.1 $0.9 $0.0 $0.1 Floors: Floating and Variable Rate Loans (in millions) 4.40 Loan Repricing Detail (in millions) Upward Rate Change to Move from Floor (in millions) 3.21 3.22 (in millions) Jun-21 Sep-21 Jun-21 Sep-21 Loans At <25 26-50 51-75 76-100 101-125 >150 100-200 3.03 2.94 2.73 Floor bps bps bps bps bps bps Total Balances At Floor 0-100 bps bps >200 bps No Floor Total Fixed $4,781 $4,953 4 9% 52% 1.77 Balances (in millions) 1.46 PRIME $541 $103 $10 $4 $227 $884 $710 $345 PPP 7% 4 % Floaters $331 $101 $174 $324 $82 $129 $1,141 0.38 1 MO 573 46 — — 1,472 2,091 Prime 884 914 1 0% 10 % Variable 121 104 71 112 44 64 516 1 Month 2,091 2,132 2 1% 22% 3 MO 14 — — — 98 112 Prime Libor 1 Yr 3 Yr 5 Yr 7 Yr 10 Yr Fixed Total Total $452 $205 $245 $436 $126 $193 $1,657 3 Month 112 123 1% 1% 1 YR 31 64 18 3 2 119 Weighted Average Rate Change to Move Above Floor Floaters $3,087 $3,169 32% 33% 3 YR 65 6 9 — 29 109 Floaters 0 .05% 0.42% 0 .69% 0 .94% 1 .17% 1 .56% 0 .68% 1 Year 119 110 1% 1% (1) 5 YR 409 159 30 4 141 742 Variable — % 0 .37% 0 .63% 0 .88% 1.14% 1.73% 0.61% 3 Year 109 103 1% 1% (1) 10 YR 54 5 1 — 121 180 Majority of the variable loans in the <25 bps category were originated with start rate = 5 Year 742 681 8% 7 % floor rate. The rate on these loans will exceed the floor at their next reset date. 10 Year 180 177 2% 2% $1,687 $383 $68 $11 $2,089 4,237 Loans were grouped into three buckets: Variable $1,150 $1,071 1 2% 1 1 % No Floor = non contractual floor on the loan Repricing: Floating and Variable Rate Loans (in millions) Total $9,728 $9,538 100% 100 % At Floor = current rate = floor Above Floor = current rate exceeds floor <=6 > 6 to >12 to >24 to >36 to >48 to > 60 The amount above the floor was based on the current margin plus the current index Mos 12 Mos 24 Mos 36 Mos 48 Mos 60 Mos Mos Total Loan Maturities (in millions) assuming the loan repriced on 9/30/2021. The variable loans may not have a repricing PRIME $840 $7 $6 $11 $7 $9 $3 $884 <=6 7 to 12 13 to 24 25 to 36 37 to 59 60+ day until well into the future. Mos Mos Mos Mos Mos Mos Total 1 MO 2,053 1 3 3 4 13 13 2,091 Fixed $70 $106 $163 $241 $357 $4,361 $5,298 (2) 3 MO 109 4 — — — — — 112 Operating Net Interest Margin Floaters $3,073 $12 $11 $17 $13 $44 $3,169 1 YR 16 13 3 7 6 14 60 119 2Q21 vs 3Q21 Variable $109 $123 $136 $144 $168 $390 $1,071 0.16% 3 YR 15 10 15 33 12 16 7 109 Adjustable $3,182 $135 $147 $161 $181 $434 $4,240 0.01% 5 YR 95 102 151 94 148 124 27 742 3.16% 3.15% Total $3,252 $241 $310 $402 $538 $4,795 $9,538 (0.05)% 10 YR 2 1 2 2 7 48 119 180 (0.03)% (0.03)% $3,130 $138 $179 $151 $183 $225 $230 $4,237 Floors: Floating and Variable Rate Loans (in millions) (0.05)% (0.01)% (2) No Floor At Floor Above Floor Total Operating Net Interest Margin Floating or Variable Loan Repricing (in millions) Floaters $1,854 $1,141 $174 $3,169 2020 YTD vs 2021 YTD No Floor At Floor 0-100 bp 101-200 bp >200 bp Total Variable $288 $516 $267 $1,071 Total $2,142 $1,657 $441 $4,240 Balances $2,508 $1,470 $463 $123 $35 $4,599 3.69% 0.02% (2) 2Q21 Excess Inv Loan PPP Inv Loan Mix 3Q21 Non-GAAP financial measure. Refer to end of presentation for more information. Floor categories represent the amount of loans that would be at the floor rate or above the floor rates by the stated 16 (0.04)% 0.08% 3.20% Actual Cash BalancesBalances Yields Yields Actual (0.11)% amounts if the credits repriced on 9/30/19 Totals may not foot due to rounding (0.21)% (0.16)% (0.07)% (1) Record levels of purchases at lower than portfolio rates 2020 Excess Inv Bal Loan Inv Loan Funding Mix 2021 YTD Cash Bal Yields Yields YTD 3.64% (1)

Noninterest Income Must updated slide 41 to $109,642 get the NIE chart to $104,500 change 14,000 $97,181 Noninterest Expense 16,710 56.3% 55.3% 54.8% 54.4% $88,256 53.0% 11,474 20,024 8,464 9,211 4,283 11,866 12,399 $69,854 $87,815 13,465 $85,115 $84,300 $83,559 $83,606 24,802 7,564 11,478 12,135 $23,958 $23,562 $23,166 $22,730 23,441 12,799 $22,472 21,248 21,326 21,118 2,742 22,817 17,067 2,275 2,325 2,497 2,082 12,830 19,719 5,184 25,627 15,198 4,514 8,734 9,695 9,270 9,038 7,960 6,645 7,369 9,006 11,876 13,928 4,250 4,245 3,253 3,381 3,349 13,395 4,889 4,773 3,834 3,497 3,733 36,072 35,695 30,381 55,133 54,679 53,704 53,450 27,019 51,736 REMEMBER TO 19,952 6,658 6,481 6,701 6,893 6,358 MOVE VISA B SHARES EACH QTR TO 2Q2020 2017 2018 2019 2020 2021 YTD 3Q20 4Q20 1Q21 2Q21 3Q21 3Q20 4Q20 1Q21 2Q21 3Q21 Deposit Account & Treasury Management Fees Card Revenue Financial Services & Trust Revenue Loan Revenue Compensation & Employee Benefits Merchant Processing Revenue Other Noninterest Income Occupancy, Equipment & Depreciation Gain Investment Securities, Net Gain on Sale of Merchant Card Services Portfolio, Net Other Noninterest Expense (1) 17 Operating Efficiency Ratio $ in thousands (1) Non-GAAP financial measure. Refer to end of presentation for more information.

(1) Total Operating Revenue and Operating (1) Efficiency Ratio Strong Earnings Performance $595,651 $590,464 $543,212 $487,333 $424,115 $2.68 59.6% $2.36 $2.24 $2.17 57.6% $1.86 56.6% $0.82 $0.77 55.3% 55.2% $0.74 $0.73 $0.63 $194,451 2016 2017 2018 2019 2020 $172,882 $58,300 $159,909 Total Operating Revenue $55,039 $152,244 Operating Efficiency Ratio (1) $53,017 $51,853 (1) (1) Non-GAAP financial measure. Refer to end of presentation for more information. $44,734 $112,828 $158,357 $155,999 $149,648 $148,630 $148,935 56.3% 55.3% 54.8% 54.4% 53.0% 3Q20 4Q20 1Q21 2Q21 3Q21 2017 2018 2019 2020 2021 YTD 3Q20 4Q20 1Q21 2Q21 3Q21 Total Operating Revenue Net Income Earnings Per Share (Diluted) Operating Efficiency Ratio 18 (1) (1) Non-GAAP financial measure. Refer to end of presentation for more information. $ in thousands

Improved Operating Leverage 2.67% 2.61% 2.59% 2.17% 2.13% 2.05% 1.98% 1.93% 1.92% 1.89% $18,330 $17,636 $17,670 $16,892 $16,477 $15,965 $15,401 $13,341 $12,725 $10,134 2017 2018 2019 2020 2021 YTD 3Q20 4Q20 1Q21 2Q21 3Q21 Average Total Assets (1) Core NIE/Avg Assets $ in millions 19 (1) Non-GAAP financial measure. Refer to end of presentation for more information.

Manual update needed Total Loans Don't forget to Hide ROW 1 on the Pie Chart Total Loans, Net of Unearned Income Rolling 5 Quarters Loan Production $9.5 billion $895 Annualized Quarterly Growth = 8% (3) (excluding PPP Loans ) $657 Total Loans, Net of Unearned Income 511 $9.5 billion $468 $366 LTM growth = (1.7)% $279 605 384 270 (1) (2) 3Q20 4Q20 1Q21 2Q21 3Q21 Commercial Business Loan Originations PPP Loan Originations 36.1% (1) Commercial Real Estate 3rd Quarter Loan Production Annual Loan Production 42.9% $2,335 971 $1,576 $1,434 $409 $383 Agriculture $366 $1,261 $1,201 $279 8.6% $255 1,364 Construction 270 3.4% Other Consumer (1) 3Q17 3Q18 3Q19 3Q20 3Q21 0.3% 1-4 Family Residential RE 8.7% 2016 2017 2018 2019 2020 Loan Originations PPP Loan Originations $ in millions As of Sep 30, 2021 (1) Includes $971 million of PPP Loan Originations 20 (1) (3) 3Q20 includes $9.4 million of PPP Loan Originations Non-GAAP financial measure. Refer to end of presentation for more information. (2) 2Q21 includes $52 million of PPP Loan Originations

Manual update needed Well Diversified C&I and Agriculture Loan Portfolios C&I Portfolio Agriculture Portfolio $3.4 billion $816 million Healthcare Dairy Cattle 4.0% & Milk Production Wholesalers 4.1% Dentists 20.3% 2.5% Cattle 11.8% Finance/ Insurance Other 32.0% Contractors Fishing 6.4% 10.6% 5.3% Retail 2.2% Manufacturing 3.9% Real Public Row Crops 8.0% Estate Admin 8.3% 2.9% Other 10.4% Grass Professional Seed Wheat 9.4% 5.4% Farming Hops Farming PPP 6.6% 16.5% Gaming 9.3% 6.7% Cherry Orchards 2.6% Transportation/ Hay Farming 3.9% Warehouse 4.1% Nursery and Tree Production 2.8% As of Sep 30, 2021 21

Manual updated needed Balanced CRE Loan Portfolio From Loan Breakout first row is from CCO report % REG CAPITAL OKAY PER ANDY CRE Portfolio $4.1 billion Consistent CRE Coverage Balanced with 50% Income Property and 50% Owner-occupied 186.8% 185.6% 184.8% 180.1% 181.3% 133.7% 132.7% 131.1% 132.0% 129.6% $5,083 $5,016 $4,925 $4,840 $4,823 995 915 Office 24.5% 843 778 796 Education Multifamily 3.0% 10.1% Retail 10.3% Warehouse 16.2% 4,101 4,082 4,088 4,027 4,062 Other 10.9% Hotel Manufacturing 7.3% Recreational 2.5% 6.6% Restaurants 3.1% Gas Stations 3.0% Sep 30, Dec 31, Mar 31, Jun 30, 2021 Sep 30, Healthcare 2.5% 2020 2020 2021 2021 CRE Loans Unfunded CRE Commitments NOO CRE Commitments as a % of Reg Capital As of Sep 30, 2021 OO CRE Commitments as a % of Reg Capital 22 $ in millions

OVERVIEW OF COLUMBIA BANK Originations No. Loans Change in PPP Portfolio 2020 2020 (Gross of unearned income) Jan 0 0 $ in millions Feb 0 0 Paycheck Protection $563 Mar 0 0 Apr 558.835 1863 $971 Program May 402.669 2586 June 0.505 5 $-917 During 2021, Columbia Bank originated more $345 $0 Jul 0.668 1 than 4,800 loans through Round 2 of the Aug 8.685 13 $-272 Paycheck Protection Program, for a total of Sept 0 0 Oct 0 0 $563 million. Mar 31, Round 1 Round 2 Round 1 Round 2 Sep 30, Nov 0 0 2020 Originations Originations Paydowns/ Paydowns/ 2021 Dec 0 0 Payoffs Payoffs Overall, we originated approximately 9,300 Total 971.362 4468 loans and infused over $1.5 billion into the 2021 2021 PPP Portfolio by Industry Pacific Northwest economy through PPP. We Jan 234.268 689 Finance/ were pleased to provide much needed aid for Feb 222.271 2695 Insurance 0.6% Mar 54.833 701 businesses and the families they support in our Education Manufacturing Apr 40.895 570 2.9% communities. Healthcare 7.7% May 11.06 161 21.0% Jun 0 0 Our lending teams continue to guide borrowers July 0.01002 1 through the SBA forgiveness process. As of Aug 0 0 Professional Construction 7.0% Sept 0 0 September 30, 2021, our PPP portfolio balance 15.9% Real Estate 0.9% (1) Oct is $345 million . Retail 6.3% Nov Dec Agriculture/ Total 563.337 4817 Transportation/ Forest/Fish 5.9% Warehouse 3.3% Grand Total 1534.699 9285 Other 15.4% Dec-20: one loan opened in April but not Wholesalers 3.1% Accommodations/ funded until Dec 23 Food Services 10.0% (1) As of Sep 30, 2021 Gross of unearned income

Manual update needed; keep other charts for background data on other years Components of 3Q Change in Loans 3Q21 $366 $(32) $118 $(229) $(37) $9,693 $9,521 $(358) inclusive of $99 million Beginning New Originations Net Advances/ Prepayments Payoffs PPP Payoffs Other Ending Balance mortgage loan purchases Balance Payments 3Q20 inclusive of $52 million in PPP loans $279 $7 $(84) $9,772 $(219) $(66) $— $9,689 Beginning New Originations Net Advances/ Prepayments Payoffs PPP Payoffs Other Ending Balance inclusive of $9 million in Balance Payments PPP loans 24 $ in millions

Need to manually move dates Allowance for Credit Losses (ACL) 1.80% 1.70% 1.69% 1.59% 1.55% 1.62% 1.58% 1.53% 1.50% 1.48% $156,968 $149,140 $148,294 $142,988 $142,785 Sep 30, 2020 Dec 31, 2020 Mar 31, 2021 Jun 30, 2021 Sep 30, 2021 (1) Allowance for Credit Losses % Allowance for Credit Losses % Allowance for Credit Losses excluding PPP Loans $ in thousands 25 (1) Non-GAAP financial measure. Refer to end of presentation for more information.

Need to manually move dates Nonperforming Assets 0.29% 0.21% 0.20% $47,854 0.14% 0.13% $35,359 $34,102 $24,557 $24,402 47,231 34,806 33,581 24,021 24,176 Sep 30, 2020 Dec 31, 2020 Mar 31, 2021 Jun 30, 2021 Sep 30, 2021 Nonaccrual loans OREO and OPPO Nonperforming assets to period-end assets $ in thousands 26

(1) Highly Quality Securities Portfolio Portfolio Mix Portfolio is conservatively positioned: $6.9 billion • Strong credit quality with focus on agencies and high-quality municipal securities • Over half of the MBS portfolio is Agency Commercial Mortgage Municipals 11.3% Backed Securities (ACMBS), which mitigates prepayment risk • 81% of municipal securities are from the following states: MBS 79.0% Other Asset WA, TX, OR, ID, MN, MD Backed 6.0% Agencies 3.7% (2) Summary of Credit Ratings (in millions) Portfolio Duration & Expected Yield to Maturity September 30, 2021 Other Asset % of 2.22% MBS Munis Backed Agencies Total Total 2.01% 1.96% AAA $5,450 $432 $416 $256 $6,553 95% 1.86% 1.78% AA — 335 — — 335 5 % A — 12 — — 12 — % 5.0 Nonrated — 3 — — 3 — % 4.9 4.8 4.7 Total $5,450 $781 $416 $256 $6,903 1 00 % Avg YTM 1.72% 2.30% 1 .86% 1 .24% 1 .78% 4.4 (2) Duration 4.8 5.8 6.2 2.8 4.9 (1) 3Q20 4Q20 1Q21 2Q21 3Q21 Excludes FHLB Stock and Equity Securities (2) Duration shown in Years 27 Totals may not foot due to rounding

Manual Update Strong Capital, Dividend Payouts & Total Return 14.7% Total Return Performance 14.5% 14.5% 14.3% 14.2% 600 FROM JANA REIDY: jana.reidy@spglobal.com 500 9.8% 9.8% 9.0% 9.0% 8.6% 400 $0.82 $0.77 $0.74 $0.73 * The RBC ratio as of December 31, 2019 has not yet been filed. $0.63 300 ** Tangible Common Equity Ratio is a non-GAAP measure. Refer to end of presentation for additional information. 200 $0.30 $0.28 $0.28 $0.28 $0.28 100 0 3Q20 4Q20 1Q21 2Q21 3Q21 EPS (2) Regular Dividend (2) Special Dividend Total Risk-Based Capital (Preliminary Total Company) Columbia Banking System, Inc. (1) Tangible Common Equity Ratio KBW Nasdaq Regional Banking Index (1) Non-GAAP financial measure. Refer to end of presentation for more information. (2) Dividends are associated with the period in which earned. 28 Dec 31, 2008 Dec 31, 2009 Dec 31, 2010 Dec 31, 2011 Dec 31, 2012 Dec 31, 2013 Dec 31, 2014 Dec 31, 2015 Dec 31, 2016 Dec 31, 2017 Dec 31, 2018 Dec 31, 2019 Dec 31, 2020 Sep 30, 2021 Index Value

Diversity, Equity and Inclusion Columbia's Diversity, Equity and Inclusivity program continues to make a positive impact on clients and the broader Northwest Community. More than Over $360,000 $120,000 $100,000 Provided to BIPOC and Awarded through the Bank's Scholarship Fund for NW Women-Owned businesses Equity and Inclusivity Grant Students of Color through the Pass It On Program Project Distributed to organizations serving Columbia Bank is paying small In partnership with Tacoma Urban women & girls, BIPOC, people with businesses to provide services for League, Urban League of Portland, disabilities, and the LBGTQIA+ people whose lives have been Urban League of Metropolitan Seattle community. adversely impacted by COVID-19 or and the Spokane NAACP. the economic downturn it caused. 29 29

Fundraising Volunteer Hours $369,978 16,373 Dedicated to Our 28,313 $430,988 Communities 26,944 $342,754 20,614 $303,929 At Columbia Bank, we empower 15,336 $286,027 employees to address the unique needs 18,979 $229,591 of their communities and offer support in the manner that makes the biggest difference. Our employees are encouraged to use Company Employee 2015 2016 2017 2018 2019 2020 paid volunteer time each year to Giving Giving actively engage with the nonprofits they FUNDRAISING $229,591 $286,027 $303,929 $342,754 $430,998 $358,819 $140,588 care about most. $3,598,021 $143,054 VOLUNTEER 18,979 15,336 20,614 26,944 28,313 16,737 $3,120,858 HOURS $145,444 With every fundraising initiative, $2,988,797 COMPANY $1,634,563 $1,885,000 $2,566,188 $2,988,797 $3,120,858 $3,598,021 Columbia Bank is 100% committed to $303,929 GIVING $2,566,188 keeping every dollar raised within the $1,885,000 $95,442 EMPLOYEE $100,257 $95,442 $303,929 $145,444 $143,054 $140,588 community from which it originated. $1,634,563 $100,257 GIVING 2015 2016 2017 2018 2019 2020 30 2015 2016 2017 2018 2019 2020 Bonners Ferry, Idaho

Columbia – An Award-Winning Company 31

ESG Encompasses Columbia's Do RIGHT Values

Columbia Bank

When we Do RIGHT by our people and our clients, shareholders invest and communities prosper.

Environment			Social			Governance		
Climate Change	Stewardship	Investment	Valuing our People	Charitable Activities	Investing in our Community	Board Independence & Diversity	Structure	Oversight

Environment

- Green bond investments **increased to $664 million** in 3Q 2021
- Placed **12th of 467 teams** in The People's Ecochallenge in 2020 to make Earth "a healthier, more equitable, more sustainable place"
- Donated computers and other devices to Interconnection in 2020, providing underserved communities with affordable technology
- Core Sustainability Team developed best practices for branches and standards of conservation
- Completed a bank-wide Environmental Sustainability baseline report including a Greenhouse Gas Inventory Assessment in 2019
- 2021 Puget Sound Business Journal **Environmental Award** - The recognition was based on the Bank's response to the 2020 wildfires that devastated forests across the Pacific Northwest
- Surveyed employees to recruit for the Sustainability Champion Network and collect their sustainability-related ideas for improvement.

Social

- Market-competitive compensation with a starting wage in all markets of **at least $18 per hour**
- Comprehensive employee benefits include up to **40 hours** of paid volunteer time for employees working at least half time
- **Donated over $3.5 million** to more than 1,100 charitable partners in 2020
- **Over $600,000** paid to 350 small businesses in 2020 to perform services for the community during COVID-19 through our "Pass It On Project." Businesses owned by women and people of color received 44% and 17% of those funds, respectively.
- CRA investments of **$407 million** as of year-end 2020
- **$971 million** of loans extended through Round 1 of the SBA Payroll Protection Program in 2020; **$563 million** in Round 2 during 2021
- **#16 SBA Lender Nationally in 2020** - only bank in the top 20 based in Washington, Oregon or Idaho; **#1** SBA Lender - Portland and **#2** SBA Lender - Seattle
- Launched our **Equity and Inclusivity Grant Program** which awarded grants totaling $120,000 to business across the Pacific Northwest that support Women and Girls, people of color, people with disabilities, and the LBGTQIA+ community
- The Bank's Foundation Account is nationally certified by Bank On. The account has been successful throughout our geography, meeting the needs of consumers and promoting financial inclusion in our communities.

Governance

- **12 of 13** Board members are **independent**, including Board Chair and all committee chairs
- **46%** of Board members are women and **23%** are people of color
- Women and people of color comprise **69%** and **16%** of management roles, respectively
- Developing reporting in compliance with SASB / VRF and TCFD frameworks
- Comprehensive information security and cybersecurity oversight by the Board's Enterprise Risk Management Committee
- ESG Oversight is a responsibility of the Board Governance and Nominating Committee

For more information, please refer to the ESG page at investors.columbiabank.com

Updated December 2021

32

Executive Leadership Team

Columbia Bank



Clint Stein
President
Chief Executive Officer



Kumi Yamamoto Baruffi
Executive Vice President
General Counsel



Aaron James Deer
Executive Vice President
Chief Financial Officer



David Moore Devine
Executive Vice President
Chief Marketing & Experience Officer



Lisa Dow
Executive Vice President
Chief Risk Officer



Eric Eid
Executive Vice President
Chief Digital & Technology Officer



Dave Lawson
Executive Vice President
Human Resources Director



Andy McDonald
Executive Vice President
Chief Credit Officer



Chris Merrywell
Executive Vice President
Chief Operating Officer

Investor Relations
253-471-4065
investorrelations@columbiabank.com

Columbia Bank Center
1301 A Street, Suite 900
P.O. Box 2156
Tacoma, WA 98401-2156

linkedin.com/company/columbia-bank
facebook.com/columbiastatebank
twitter.com/columbiabanknw
instagram.com/columbiabank
youtube.com/user/columbiabanktv

Lake Coeur d'Alene, Idaho

33

Appendix 34 Perrine Memorial Bridge, Twin Falls, Idaho

Non-GAAP Financial Measures

Columbia Bank

Tangible Book Value per Common Share *$ in thousands*	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14	12/31/15	12/31/16	12/31/17	12/31/18	12/31/19	12/31/20	9/30/21
Total Shareholders' Equity	$706,878	$759,338	$764,008	$1,053,249	$1,228,175	$1,242,128	$1,251,012	$1,949,922	$2,033,649	$2,159,962	$2,347,607	$2,323,267
-Preferred Equity	—	—	—	(2,217)	(2,217)	(2,217)	(2,217)	—	—	—	—	—
Total Common Shareholders' Equity (numerator A)	706,878	759,338	764,008	1,051,032	1,225,958	1,239,911	1,248,795	1,949,922	2,033,649	2,159,962	2,347,607	2,323,267
-Goodwill	(109,639)	(115,554)	(115,554)	(343,952)	(382,537)	(382,762)	(382,762)	(765,842)	(765,842)	(765,842)	(765,842)	(765,842)
-Other Intangible Assets, net-	(18,696)	(20,166)	(15,721)	(25,852)	(30,459)	(23,577)	(17,631)	(58,173)	(45,937)	(35,458)	(26,734)	(21,123)
Tangible Common Equity (numerator B)	$578,543	$623,618	$632,733	$681,228	$812,962	$833,572	$848,402	$1,125,907	$1,221,870	$1,358,662	$1,555,031	$1,536,302
Annual Special Dividend	0	1,975	25,346	0	21,179	36,969	44,124	0	10,256	21,347	15,872	0
Cumulative Special Dividend	0	1,975	27,321	27,321	48,500	85,469	129,593	129,593	139,849	161,196	177,068	177,068
Adjusted Tangible Common Equity for Special Dividend (numerator C)	578,543	625,593	660,054	708,549	861,462	919,041	977,995	1,255,500	1,361,719	1,519,858	1,732,099	1,713,370
Common Shares Outstanding (denominator D)	39,338	39,506	39,686	51,265	57,437	57,724	58,042	73,020	73,249	72,124	71,598	71,760
Book Value per Common Share (numerator A/denominator D)	$ 17.97	$ 19.22	$ 19.25	$ 20.50	$ 21.34	$ 21.48	$ 21.52	$ 26.70	$ 27.76	$ 29.95	$ 32.79	$ 32.38
Tangible Book Value per Common Share (numerator B/ denominator D)	$ 14.71	$ 15.79	$ 15.94	$ 13.29	$ 14.15	$ 14.44	$ 14.62	$ 15.42	$ 16.68	$ 18.84	$ 21.72	$ 21.41
Adjusted Tangible Book Value per Common Share (numerator C/denominator D)	$ 14.71	$ 15.84	$ 16.63	$ 13.82	$ 15.00	$ 15.92	$ 16.85	$ 17.19	$ 18.59	$ 21.07	$ 24.19	$ 23.88

Pre-Tax, Pre-Provision Income *$ in thousands*	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21
Income before income taxes	$59,107	$40,851	$46,785	$51,748	$57,821	$55,482	$56,656	$63,818	$63,105	$58,032	$17,858	$44,777	$54,683	$75,074	$64,401	$69,576	$66,491
Provision (recapture) for credit losses	(648)	3,327	5,852	3,975	3,153	1,789	1,362	218	299	1,614	41,500	33,500	7,400	(4,700)	(800)	(5,500)	—
Provision (recapture) for unfunded commitments [1]	(75)	(350)	1,200	(650)	275	375	(550)	200	(400)	(150)	1,000	2,800	800	(1,300)	1,500	200	500
B&O taxes [1]	1,394	1,167	1,317	1,459	1,478	1,410	1,876	1,411	1,325	1,234	624	1,244	1,559	1,543	1,259	1,490	1,583
Pre-tax, pre-provision income	$59,778	$44,995	$55,154	$56,532	$62,727	$59,056	$59,344	$65,647	$64,329	$60,730	$60,982	$82,321	$64,442	$70,617	$66,360	$65,766	$68,574

35

[1] Beginning the second quarter of 2021, provision for unfunded commitments and B&O taxes are components of this non-GAAP measure. Prior periods have been recalculated to conform to the current presentation.

Non-interest Expense net of Acquisition Related Expense $ in Thousands 3Q20 4Q20 1Q21 2Q21 3Q21 Compensation & Employee Benefits $ 55,133 $ 53,704 $ 51,736 $ 53,450 $ 54,679 Non-GAAP Financial Measures less: Related Acquisition Costs — — — — — Compensation & Employee Benefits net of ARC's $ 55,133 $ 53,704 $ 51,736 $ 53,450 $ 54,679 NIE/Average Assets Occupancy, Equipment & Depreciation $ 8,734 $ 9,270 $ 9,006 $ 9,038 $ 9,695 $ in thousands 2017 2018 2019 2020 2021 3Q20 4Q20 1Q21 2Q21 3Q21 less: Related Acquisition Costs — — — — — Reported Noninterest Expense (numerator A) $ 291,017 $ 340,490 $ 345,482 $ 334,519 $ 257,682 $ 85,115 $ 84,300 $ 83,559 $ 84,116 $ 90,007 (2) Occupancy, Equipment & Depreciation - FDIC Clawback (Expense)/Recap 54 — — — — — — — — — net of ARC's $ 8,734 $ 9,270 $ 9,006 $ 9,038 $ 9,695 - Acquisition Related Costs (17,196) (8,661) — — (2,702) — — — (510) (2,192) (2) - Net OREO/OPPO Exp (466) — — — — — — — — — Total Noninterest Expense $ 85,115 $ 84,300 $ 83,559 $ 84,116 $ 90,007 -Compensation and employee - Term of FDIC Loss Sharing Agreement (2,409) — — — — — — — — — benefits (55,133) (53,704) (51,736) (53,450) (54,679) (1) Core Noninterest Exp (numerator B) $ 271,000 $ 331,829 $ 345,482 $ 334,519 $ 254,980 $ 85,115 $ 84,300 $ 83,559 $ 83,606 $ 87,815 -Occupancy, Equipment & Depreciation (8,734) (9,270) (9,006) (9,038) (9,695) Average Assets (denominator) 1 0,134,306 1 2,725,086 13,341,024 1 5,401,219 17,636,026 1 5,965,485 16,477,246 16,891,682 1 7,670,480 18,330,109 Other Noninterest Expense $ 21,248 $ 21,326 $ 22,817 $ 21,628 $ 25,633 (3) Noninterest Expense/Average Assets (numerator A/denominator) 2 .87% 2 .68% 2.59% 2 .17% 1 .95% 2 .13% 2.05% 1.98% 1 .90% 1 .96% (3) Core NIE/Average Assets (numerator B/denominator) 2.67% 2 .61% 2.59% 2 .17% 1 .93% 2.13% 2 .05% 1 .98% 1.89% 1 .92 % less: Related Acquisition Costs — — — (510) (2,192) (1) Other Noninterest Expense net of ARC's $ 21,248 $ 21,326 $ 22,817 $ 21,118 $ 23,441 Core NIE excludes acquisition expenses and other one-time non-recurring items. (2) Prior to January 1, 2018, core NIE excluded FDIC Clawback liability and net benefit (cost) of operation or OREO and OPPO. (3) For the purposes of this ratio, interim core noninterest expense and core noninterest expense has been annualized. Total Acquisition Related Costs $ — $ — $ — $ 510 $ 2,192 Allowance Coverage Ratio $ in thousands 3Q20 4Q20 1Q21 2Q21 3Q21 Allowance for credit losses ( ACL ) (numerator) $ 156,968 $ 149,140 $ 148,294 $ 142,988 $ 142,785 Total loans (denominator A) 9,688,947 9 ,427,660 9,676,318 9,693,116 9,521,385 Less: PPP loans (0% Allowance) 953,244 651,585 894,080 691,949 337,025 Total loans, net of PPP loans (denominator B) $ 8,735,703 $ 8,776,075 $ 8,782,238 $ 9,001,167 $ 9,184,360 ACL to period end loans (numerator / denominator A) 1 .62% 1 .58% 1 .53% 1.48% 1.50 % ACL to period end loans, excluding PPP loans (numerator / denominator B) 1.80% 1 ..70% 1 .69% 1.59% 1 .55% 36

Non-GAAP Financial Measures Net Interest Margin must be manually updated Net Interest Margin $ in Thousands 2017 2018 2019 2020 2021 YTD 3Q20 4Q20 1Q21 2Q21 3Q21 UPDATE PPP AVG BALANCE Net Interest Income (tax equivalent) (numerator A) $ 380,107 $ 486,667 $ 501,770 $ 507,574 $ 387,737 $ 126,554 $ 132,995 $ 125,889 $ 127,409 $ 134,439 AND INTEREST INCOME Adjustments to arrive at operating net interest income (tax equivalent): (1) Incremental accretion income on acquired loans (12,796) (12,556) (9,086) (6,154) (2,795) (1,665) (1,323) (1,055) (856) (884) 2021 YTD is annualize, Premium amortization on acquired securities 6,636 7,736 6,020 3,409 1,474 701 606 520 532 422 change formula in row 18 Correction of immaterial error - securities premium amortization 1,771 — — — — — — — — — each quarter (2) Interest reversals on nonaccrual loans 1,766 1,564 1,671 2,000 — 393 146 — — — Operating net interest income (tax equivalent) (numerator B) $377,484 $483,411 $500,375 $506,829 $386,416 $125,983 $132,424 $125,354 $127,085 $133,977 Jan 31 Feb 28 Average Earning Assets (denominator A) 9,098,276 11,241,321 11,837,633 13,916,611 16,143,956 14,492,435 15,010,392 15,419,371 16,176,328 16,820,771 Mar 31 90 90 Net Interest Margin (tax equivalent) (numerator A/denominator A) 4.18% 4.33% 4.24% 3 .65% 3.21% 3.47% 3.52% 3.31% 3 .16% 3 .17 % Apr 30 Operating Net Interest Margin (tax equivalent) (numerator B/denominator A) 4 .15% 4 .30% 4 .23% 3 .64% 3.20% 3.46% 3 ..51% 3 .30% 3 .15% 3.16 % May 31 Adjustments to arrive at PPP Impact on Net Interest Margin (tax equivalent): Jun 30 91 181 PPP Interest Income — — — 19,071 27,327 5,263 9,218 9,097 7,075 11,155 Jul 31 Aug 31 Net Interest Income (tax equivalent) excluding PPP Loans (numerator C) $ 380,107 $ 486,667 $ 501,770 $ 488,503 $ 360,410 $ 121,291 $ 123,777 $ 116,792 $ 120,334 $ 123,284 Sep 30 92 273 PPP Average Balance — — — 601,602 719,071 948,034 822,970 828,051 831,660 495,879 Oct 31 Interest Earning Assets excluding PPP Loans (denominator C) 9,098,276 11,241,321 11,837,633 13,315,009 15,424,885 13,544,401 14,187,422 14,591,320 15,344,668 16,324,892 Net Interest Margin (tax equivalent) excluding PPP Loans (numerator C/ Nov 30 denominator C) 4 .18% 4 .33% 4 .24% 3.67% 3 .12% 3.56% 3 .47% 3.25% 3.15% 3.00 % Dec 31 92 365 PPP Impact on Net Interest Margin (tax equivalent) — % — % — % (0.02)% 0.09% (0.09) % 0 .05% 0.06% 0 ..01% 0 .17% (1) Beginning January 2020, incremental accretion income on purchased credit impaired loans was no longer presented separate from incremental accretion income on other acquired loans. Prior period amounts have been reclassified to conform to current period presentation, (2) Beginning January 2021, interest reversals on nonaccrual loans is no longer a component of this non-GAAP financial measure. 37

Non-GAAP Financial Measures Net Interest Margin $ in Thousands 2017 2018 2019 2020 2021 3Q20 4Q20 1Q21 2Q21 3Q21 Net interest income (tax $380,107 $486,667 $501,770 $507,574 $387,737 $126,554 $132,995 $125,889 $127,409 $134,439 equivalent) Adjustments to arrive at operating net interest income (tax equivalent): Operating Efficiency Ratio Tangible Common Equity Incremental accretion income on purchased — — — — — — — — — — $ in thousand 3Q20 4Q20 1Q21 2Q21 3Q21 $ in thousands 3Q20 4Q20 1Q21 2Q21 3Q21 credit impaired loans Total Shareholders' Equity (numerator Incremental accretion Noninterest expense (numerator A) $ 85,115 $ 84,300 $ 83,559 $ 84,116 $ 90,007 (12,796) (12,556) (9,086) (6,154) (2,795) (1,665) (1,323) (1,055) (856) (884) A) $ 2,301,981 $ 2,347,607 $ 2,275,063 $2 ,333,246 $2 ,323,267 income on acquired loans -Goodwill (765,842) (765,842) (765,842) (765,842) (765,842) Premium amortization on Adjustments to arrive at operating noninterest expense: 6,636 7,736 6,020 3,409 1,474 701 606 520 532 422 acquired securities - Other Intangible Assets, net (28,745) (26,734) (24,810) (22,958) (21,123) Acquisition-related expenses — — — (510) (2,192) Correction of immaterial error - securities premium 17,710 — — — — — — — — — Tangible Common Equity (numerator Net benefit (cost) of operation of OREO amortization B) $1 ,507,394 $ 1,555,031 $1 ,484,411 $ 1,544,446 $ 1,536,302 and OPPO 160 (32) 73 (111) (4) Interest reversals on 17,660 1,564 1,671 2,000 — 393 146 — — — Total Assets (denominator A) 1 6,233,424 1 6,584,779 17,335,116 1 8,013,477 1 8,602,462 nonaccrual loans Loss on asset disposals — — (6) (2) (11) Operating net interest income -Goodwill (765,842) (765,842) (765,842) (765,842) (765,842) $409,317 $483,411 $500,375 $506,829 $386,416 $125,983 $132,424 $125,354 $127,085 $133,977 (tax equivalent) B&O taxes (1,559) (1,543) (1,259) (1,490) (1,583) - Other Intangible Assets, net (28,745) (26,734) (24,810) (22,958) (21,123) Average Earning Assets 9,098,276 11,241,321 11,837,633 13,916,611 16,143,956 14,492,435 15,010,392 15,419,371 16,176,328 16,820,771 Operating noninterest expense (numerator B) $ 83,716 $ 82,725 $ 82,367 $ 82,003 $ 86,217 Tangible Assets (denominator B) $ 15,438,837 $1 5,792,203 $1 6,544,464 $1 7,224,677 $1 7,815,497 Net Interest Margin (tax 4.18% 4.33% 4.24% 3.65% 3.21% 3.47% 3.52% 3.31% 3.16% 3.17 equivalent) Shareholders' Equity to Total Assets (1) 14.18% 14.16% 1 3.12% 12.95% 12.49 % Net interest income (tax equivalent) $ 126,554 $ 132,995 $ 125,889 $ 127,409 $ 134,439 (numerator A/denominator A) Operating Net Interest 4.15% 4.30% 4.23% 3.64% 3.20 3.46% 3.51% 3.30% 3.15% 3.16 Margin (tax equivalent) Tangible Common Shareholders' Noninterest income 22,472 23,562 23,166 22,730 23,958 Equity to Tangible Assets (numerator 9.76% 9.85% 8 .97% 8.97% 8 .62 % B/denominator B) Bank owned life insurance tax equivalent KEEP - MOVED TO PAGE 26 adjustment 422 430 415 434 422 Common Shares Outstanding - THIS IS THE SOURCE (denominator C) 71,613 71,598 71,739 71,742 71,760 Total revenue (tax equivalent) (denominator A) $ 149,448 $ 156,987 $ 149,470 $ 150,573 $ 158,819 Book Value per Common Share (numerator A/denominator C) $ 32.14 $ 32.79 $ 31.71 $ 32.52 $ 32.38 Operating net interest income (tax (1) equivalent) $ 125,983 $ 132,424 $ 125,354 $ 127,085 $ 133,977 Tangible Book Value per Common Share (numerator B/denominator C) $ 21.05 $ 21.72 $ 20.69 $ 21.53 $ 21.41 Adjustments to arrive at operating noninterest income (tax equivalent): ROATCE Investment securities gain, net — (36) — (314) — (2) Effective January 1, 2018 Core NIE excludes acquisition expenses and other one-time non-recurring items. Prior to that, $ in thousands 3Q20 4Q20 1Q21 2Q21 3Q21 Core NIE also excluded the change in the FDIC Clawback liability and net OREO/OPPO expense. Gain on asset disposals (247) (381) — (287) — Net Inc Applicable to Common Shareholders (numerator A) $ 44,734 $ 58,300 $ 51,853 $ 55,039 $ 53,017 Operating noninterest income (tax equivalent) $ 22,647 $ 23,575 $ 23,581 $ 22,563 $ 24,380 NIE/Average Assets + Amortization of Intangibles 2,193 2,011 1,924 1,852 1,835 Total operating revenue (tax equivalent) MUST (denominator B) $ 148,630 $ 155,999 $ 148,935 $ 149,648 $ 158,357 $ in Thousands 2017 2018 2019 2020 2021 3Q20 4Q20 1Q21 2Q21 3Q21 - Tax Effect on Intangible Amort (461) (422) (404) (389) (385) manually Reported Noninterest $291,017 $340,490 $345,482 $334,519 $257,682 $85,115 $84,300 $83,559 $84,116 $90,007 Efficiency ratio (tax equivalent) Expense Tangible Income Applicable to update tax rate (numerator A/denominator A) 5 6.95% 53.70% 55.90% 55.86% 56.67 % Common Shareholders (numerator B) $ 46,466 $ 59,889 $ 53,373 $ 56,502 $ 54,467 - FDIC Clawback 54 — — — — — — — — — (3) (Expense)/Recap from .35 to .21 Avg Shareholders’ Equity Operating efficiency ratio (tax equivalent) - Acquisition Related (denominator A) $2 ,293,771 $2 ,311,070 $2 ,346,593 $2 ,312,779 $2 ,364,149 (numerator B/denominator B) 5 6.33% 53.03% 55.30% 5 4.80% 54.44% (17,196) (8,661) — — (2,702) — — — (510) (2,192) Costs - Average Intangibles (795,650) (793,510) (791,714) (790,015) (788,173) (2) Also need to - Net OREO/OPPO Exp (466) — — — — — — — — — Adjusted Avg Common Shareholders’ update ( - Term of FDIC Loss 1) (2,409) — — — — — — — — — Tax-exempt interest income has been adjusted to a tax equivalent basis. Equity (denominator B) $ 1,498,121 $ 1,517,560 $1 ,554,879 $1 ,522,764 $1 ,575,976 Sharing Agreement (2) average bal For purposes of this ratio, interim net income has been annualized. Return on Avg Common Equity (3) Core Noninterest Exp $271,000 $331,829 $345,482 $334,519 $254,980 $85,115 $84,300 $83,559 $83,606 $87,815 For purposes of this ratio, interim tangible income applicable to common shareholders has been annualized. (2) 7 .80% 1 0.09% 8 .84% 9.52% 8.97 % sheet in hidden (numerator A/denominator A) Average Assets 1 0,134,306 12,725,086 13,341,024 15,401,219 17,636,026 15,965,485 16,477,246 16,891,682 17,670,480 18,330,109 rows Return on Average Tangible Common Shareholders’ Equity (numerator B/ 1 2.41% 1 5.79% 1 3.73% 14.84% 1 3.82 % Noninterest Expense/ (3) 2.87% 2.68% 2.59% 2.17% 1.95% 2.13% 2.05% 1.98% 1.90% 1.96 38 denominator B) Average Assets Core NIE/Average Assets 2.67% 2.61% 2.59% 2.17% 1.93% 2.13% 2.05% 1.98% 1.89% 1.92 Make sure ratios move over once Michelle updates financials (NIM, OP NIM, NIE/AA, Core NIE/AA)

The Power of a Larger Balance Sheet: A Hypothetical Example • Non-PPP loans grew $183 million at Columbia (8% LQA) and $480 million at Umpqua (9% LQA) in 3Q21. • The opportunities to grow the loan book by expanding business with our existing customer base are dramatic, and they are potentially multiplicative as we continue to win business in our markets. (a) Columbia 9/30/21 Tangible Common Equity * $ 1,536 Net Benefit to the (b) Umpqua 9/30/21 Tangible Common Equity * $ 2,712 A High Adds to Pro Forma Bank (c) Pro Forma Company Tangible Common Equity * $ 4,412 Opportunities Quality Loan Lost Columbia Umpqua Prospect... Growth Opportunity ^ Perspective Perspective Many Some A Few Columbia Prespective Columbia Perspective:Today $20 $30 ...applies (d) Loan Amount Hypothetical ** $20 $35 $60 Umpqua Perspective: Today $35 $15 for a $50 (e) = (a) / (d) % of Columbia 9/30/21 TCE 1 .30% 2 .28% 3.91 % million loan Pro Forma $50 $0 $30 $15 Umpqua Prespective (f) Loan Amount Hypothetical ** $35 $60 $100 Columbia Perspective:Today $35 $40 (g) = (f) / (b) % of Umpqua 9/30/21 TCE 1 .29% 2.21% 3.69% ...applies Umpqua Perspective: Today $60 $15 for a $75 Pro Forma Company million loan (h) = avg of (e) & Avg of Columbia & Umpqua 9/30/21 TCE Pro Forma $75 $0 $40 $15 (g) Percentages 1 .30% 2 .25% 3.80% (i) = (c) x (h) Pro Forma Loan Amount ** $57 $99 $167 Columbia Perspective:Today $60 $90 ...applies Umpqua Perspective: Today $100 $50 9/30/21 Tangible Common Equity for a $150 million loan Columbia Bank Umpqua Bank Pro Forma $150 $0 $90 $50 Total Shareholders' Equity $2,323 $2,722 - Preferred Equity $0 $0 -Goodwill $-766 $0 - Other Intangible Assets, net $-21 $-10 Tangible Common Equity $1,536 $2,712 Note: $ in millions. LQA = linked-quarter annualized. * TCE used (instead of risk-based capital) given prior disclosure for pro forma TCE. See slide 41 for the calculation of pro forma TCE, which is based on financial data for the quarter ended June 30, 2021, and market data as of October 11, 2021. ** The loan amounts and opportunities displayed on this slide are hypothetical and should only be viewed as illustrative examples. The internal hold limit of the pro forma company following closing is expected to be determined by the pro forma company's board. ^ Amount of loan application above hypothetical loan amount is presented in the left-side table. For example, based on the hypothetical loan amounts in the left-most column in the right table, a loan application at Columbia for $50 million would result in a $20 million loan for Columbia's balance sheet and the participation out of $30 million, and a loan application at Umpqua for $50 million would 39 result in a $35 million loan for Umpqua's balance sheet and the participation out of $15 million. The pro forma company's larger balance sheet (and correspondingly larger capital position) would enable the pro forma company to hold the entire $50 million loan while maintaining the same (or better) level of diversity and granularity.

Non-GAAP Reconciliation: GAAP and Core Case Earnings per Share Accretion

	GAAP ($mm)	Core cash ($mm)	Millions of diluted shares
Columbia 2023E standalone net income	$215	$215	78.7
Umpqua 2023E standalone net income	407	407	218.1
Combined net income	**$623**	**$623**	
After-tax cash adjustments			
Cost savings - fully phased in for illustrative purposes [1]	$102	$102	
Cost of financing	(1)	(1)	
Reversal of Columbia standalone intangible amortization	5	5	
Add-back of Umpqua standalone intangible amortization	—	3	
After-tax GAAP adjustments			
Core deposit intangible amortization [2]	(14)	—	
Loan rate mark amortization [3]	(15)	—	
HTM securities rate mark amortization [4]	1	—	
Amortization of AOCI related AFS securities and other adjustments [5]	(14)	—	
Removal of rate collar accretion [6]	(8)	—	
Real estate mark amortization [7]	(1)	—	
Non-PCD fair value mark accretion [8]	27	—	
Pro forma Columbia net income	**$705**	**$731**	208.6 [9]
Columbia 2023E standalone EPS	**$2.74** [10]	**$2.80** [10]	
Umpqua 2023E standalone EPS	**$1.87** [10]	**$1.87** [10]	
Pro forma 2023 Columbia EPS	**$3.38**	**$3.50**	
$ EPS accretion to Columbia	**$0.64**	**$0.70**	
% EPS accretion to Columbia	**23.4 %**	**25.0 %**	
Pro forma 2023 Columbia EPS	**$3.38**	**$3.50**	
(x) Fixed exchange ratio	0.5958x	0.5958x	
Pro forma 2023 EPS attributable to Umpqua	**$2.01**	**$2.09**	
$ EPS accretion to Umpqua	**$0.14**	**$0.21**	
% EPS accretion to Umpqua	**7.8 %**	**11.4 %**	

Source: S&P Global Market Intelligence, FactSet, Company filings; Note: Financial data as of quarter ended June 30, 2021; Market data as of October 11, 2021; Pro forma adjustments assume 26% marginal tax rate; Assumes fully phased-in cost savings for illustrative purposes

[1] $135mm fully phased-in reduction in combined company's total noninterest expense base for illustrative purposes, quarterly synergies grown at 3.0% on an annual basis starting in 2023; Anticipated 66% phase-in during 2023 results in 17.5% GAAP and 19.2% cash EPS accretion for Columbia, and 2.6% GAAP and 6.2% cash EPS accretion for Umpqua

[2] Core deposit intangible estimate of 65bps ($108mm pre-tax) on non-time deposits, amortized through earnings over 10 years (sum-of-the-years-digits)

[3] Loan rate mark of $76mm (pre-tax), amortized through earnings over 6 years (sum-of-the-years-digits)

[4] HTM security rate mark of -$4mm (pre-tax), accreted through earnings over 6 years (sum-of-the-years-digits)

[5] AOCI mark of $54mm (after-tax), amortized through earnings over 6 years (sum-of-the-years-digits)

[6] Assumes ~$2mm (after-tax) per quarter run-down of rate collar accretion

[7] Real estate mark of $20mm (pre-tax), amortized through earnings over 20 years (straight line)

[8] Based on $104mm pre-tax reserve allocated to non-PCD loans (65%), accreted through earnings over 4 years (sum-of-the-years-digits)

[9] Pro forma diluted shares outstanding include Columbia shares and shares issued to Umpqua based on 0.5958x exchange ratio

[10] Assumes no standalone and pro forma repurchases

40

Non-GAAP Reconciliation: Purchase Accounting Summary Tangible Book Value Per Share Dilution Calculation of Intangibles Created Millions of $ millions basic shares $ per share $ millons Columbia Columbia tangible book value as of June 30, 2021 $1,692 78.5 Fixed exchange ratio 0.5989x (-) Reduction in unrealized gains on AFS securities from Q2 to Q3 (after-tax) (22) (+) Four quarters of consensus earnings to close 185 Reciprocal exchange ratio 1.6784x (-) Four quarters of consensus earnings pre share common dividends (94) (x) Current Umpqua stock price $21 (+) Amortization of existing tangibles 5 (x) Cascade fully diluted shares outstanding 78.7 Standalone Columbia tangible book value at close $1,766 78.5 $22.50 Merger consideration for accounting purposes $2,761 Pro Forma Standalone Columbia tangible book value at close $1,766 Standalone Columbia tangible book value at close $1,766 78.5 (+) Net after-tax credit mark 0 1 (+) Standalone Umpqua tangible book value at close 2,866 (+) After-tax loan rate mark 56 (-) Reversal of Columbia equity capital and intangibles (1,766) (+) After-tax HTM securities rate mark (3) (-) Reversal of Columbia existing DTL on intangibles 8 (+) After-tax real estate rate mark 15 2 (+) Merger consideration for accounting purposes 2,761 129.9 Adjusted tangible book value $1,834 3 (-) Goodwill and other intangibles created (955) (-) After-tax restructuring expenses (191) Excess over adjusted tangible book value $927 4 (-) CECL double count on non-PCD loans (77) (-) Core deposit intangible created (108) Pro Forma Columbia tangible book value at close $4,412 208.4 $21.17 (-) DTL on CDI 28 Goodwill created $847 3 $ dilution to Columbia ($1.33) Goodwill and other intangibles created $955 % dilution to Columbia (5.9) % 5 Tangible book value per share earnback 2.6 years Source: S&P Global Market Intelligence, FactSet, Company filings; See slide 14 in the deal-related slide deck published October 12, 2021, for “Key financial assumptions” for 2023 underlying forecasts Note: Financial data as of quarter ended June 30, 2021; Market data as of October 11, 2021; Pro forma adjustments assume 26% marginal tax rate; Pro forma for Columbia’s completed acquisition of Bank of Commerce Holdings; Assumes neither company repurchases shares between deal announcement and deal close ¹ Estimated Umpqua tangible common equity at close based on Q3 2021 – Q2 2022 consensus earnings and dividend estimates, and $78mm share repurchases completed in Q3 2021 (4mm shares). Communicated Umpqua NextGen cost savings targets are separate from deal-related cost savings as they are expected to be largely realized ahead of the transaction’s anticipated close ² Based on 0.5958 shares of Columbia stock for each Umpqua common share outstanding ³ Based on expectations and assumptions as of announcement date; subject to change at transaction closing (estimated at June 30, 2022 for illustrative purposes) 4 41 Based on $104mm pre-tax reserve allocated to non-PCD loans (65%) 5 Based on when pro forma tangible book value per share crosses over and begins to exceed projected standalone Columbia tangible book value per share

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Umpqua Holdings Corporation (“Umpqua”) and Columbia Banking System, Inc. (“Columbia”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and Umpqua’s and Columbia’s respective businesses, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, or any slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures, including on product pricing and services; success, impact, and timing of Umpqua’s and Columbia’s respective business strategies, including market acceptance of any new products or services and Umpqua and Columbia’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Umpqua and Columbia are parties; the outcome of any legal proceedings that may be instituted against Umpqua or Columbia; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; changes in Umpqua’s or Columbia’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Umpqua and Columbia do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Umpqua and Columbia successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Umpqua and Columbia. Additional factors that could cause results to differ materially from those described above can be found in Umpqua’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021, June 30, 2021 and September 30, 2021, which are on file with the Securities and Exchange Commission (the “SEC”) and available on Umpqua’s investor relations website, www.umpquabank.com, under the heading “Financials,” and in other documents Umpqua files with the SEC, and in Columbia’s Registration Statement on Form S-4, its Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 June 30, 2021 and September 30, 2021, which are on file with the SEC and available on Columbia’s website, www.columbiabank.com, under the heading “Financial Information” and in other documents Columbia files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Umpqua nor Columbia assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction (the “Transaction”), Columbia filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Umpqua and Columbia and a prospectus of Columbia, which the SEC declared effective December 3, 2021. Umpqua and Columbia commenced mailing of the definitive joint proxy statement/prospectus to Umpqua’s and Columbia’s shareholders seeking certain approvals related to the Transaction on or about December 7, 2021. Umpqua and Columbia may also file other relevant documents concerning the Transaction with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AS WELL AS THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Shareholders can obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Umpqua and Columbia, without charge, at the SEC’s website, www.sec.gov. Copies of these documents and the filings with the SEC incorporated by reference in these documents can also be obtained, without charge, by directing a request to Umpqua Holdings Corporation, Attention: Andrew Ognall, One SW Columbia Street, Suite 1200, Portland, OR 97204, 503-727-4100 or to Columbia Banking System, Inc., Attention: Investor Relations, P. O. Box 2156, MS 3100, Tacoma, WA 98401-2156, 253-471-4065.

PARTICIPANTS IN THE SOLICITATION

Umpqua, Columbia, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Umpqua and Columbia in connection with the Transaction under the rules of the SEC. Information regarding Umpqua’s directors and executive officers is available in Umpqua’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on March 5, 2021, and other documents filed by Umpqua with the SEC. Information regarding Columbia’s directors and executive officers is available in Columbia’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2021, and other documents filed by Columbia with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.